UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Power Solutions International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

73933G202

(CUSIP Number)

Weichai America Corp.

Attn: Huisheng Liu

3100 Golf Road

Rolling Meadows, IL 60008

847-725-7030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 73933G202	Page 2 of 14 pages

1	NAME OF REPORTING PERSON: Weichai America Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3736971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,728,752[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,728,752[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,752[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%[2]
14	TYPE OF REPORTING PERSON CO

[1]	The number of shares beneficially owned does not include 2,385,624 shares of Series B Preferred Stock (as defined in Item 3 below) held Weichai America Corp. The Series B Preferred Stock will convert automatically into 4,771,248 shares of Common Stock of the Issuer upon the Issuer’s stockholders approving the proposals to issue Common Stock upon conversion of the Series B Preferred Stock for purposes of Rule 5635 of the Nasdaq Listing Rules, but are not otherwise convertible into shares of Common Stock, and Series B Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock of the Issuer.

[2]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017, as disclosed by the Issuer in the Purchase Agreement (as defined in Item 3 below), plus 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement.

13D

CUSIP No. 73933G202	Page 3 of 14 pages

1	NAME OF REPORTING PERSON: Weichai Power Co., Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,728,752[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,728,752[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,752[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%[2]
14	TYPE OF REPORTING PERSON CO

[1]	The number of shares beneficially owned does not include 2,385,624 shares of Series B Preferred Stock held Weichai America Corp. The Series B Preferred Stock will convert automatically into 4,771,248 shares of Common Stock of the Issuer upon the Issuer’s stockholders approving the proposals to issue Common Stock upon conversion of the Series B Preferred Stock for purposes of Rule 5635 of the Nasdaq Listing Rules, but are not otherwise convertible into shares of Common Stock, and Series B Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock of the Issuer.

[2]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017, as disclosed by the Issuer in the Purchase Agreement, plus 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement.

13D

CUSIP No. 73933G202	Page 4 of 14 pages

1	NAME OF REPORTING PERSON: Shandong Heavy Industry Group Co., Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,728,752[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,728,752[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,752[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%[2]
14	TYPE OF REPORTING PERSON CO

[1]	The number of shares beneficially owned does not include 2,385,624 shares of Series B Preferred Stock held Weichai America Corp. The Series B Preferred Stock will convert automatically into 4,771,248 shares of Common Stock of the Issuer upon the Issuer’s stockholders approving the proposals to issue Common Stock upon conversion of the Series B Preferred Stock for purposes of Rule 5635 of the Nasdaq Listing Rules, but are not otherwise convertible into shares of Common Stock, and Series B Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock of the Issuer.

[2]	The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 10,921,834 outstanding shares of Common Stock as of March 20, 2017, as disclosed by the Issuer in the Purchase Agreement, plus 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Power Solutions International, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 201 Mittel Drive, Wood Dale, IL.

Item 2.	Identity and Background.

(a) — (c) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Weichai America Corp. (“Weichai America”), a company organized under the laws of the State of Illinois;

(ii) Weichai Power Co., Ltd. (“Weichai Power”), a joint stock limited company incorporated in the People’s Republic of China with limited liability; and

(iii) Shandong Heavy Industry Group Co., Ltd. (“SHIG”), a joint stock limited company incorporated in the People’s Republic of China with limited liability.

Weichai America is a wholly-owned subsidiary of Weichai Power. This Schedule 13D shall not be construed as acknowledging that any of the Reporting Person, for any or all purposes, beneficially owns any Common Stock beneficially owned by any of the other Reporting Persons or any other person or is a member of a group with the any Reporting Person or any other person.

The address of the principal business office of Weichai America is 3100 Golf Road, Rolling Meadows, IL, 60008.

The address of the principal business office of Weichai Power is Section A 197, Fu Shou East Street, High Technology Industrial Development Zone, Weifang, Shandong Province, The People’s Republic of China, 261061.

The address of the principal business office of SHIG is #40-1 Yanzi Shan West Road, Jinan, Shandong, The People’s Republic of China, 250014.

The principal business of Weichai America is to research, develop and manufacture full line of off-road natural gas engines.

The principal business of Weichai Power is to operate in the following three main business segments: (i) power assembly (engines, gear boxes and axles), (ii) commercial vehicles, and (iii) automobile electronics and parts.

The principal business of SHIG is to operate in the following three main business segments: (i) investment and corporation management; (ii) organize, coordinate and manage the operation of subsidiaries; development, manufacture; and (iii) sale of combustion engines and its ancillary facilities, engineering machineries and other mechanical equipment and components.

With respect to each of the Reporting Persons, the names of each of the executive officers and directors or persons holding equivalent positions of such Reporting Person and their respective principal business address, principal occupation or employment and citizenship are provided on Schedule A to this Schedule 13D, which is incorporated herein by reference.

(d), (e) During the last five years, neither any Reporting Person nor, to any Reporting Person’s knowledge, any executive officer or director or person holding equivalent positions of the Reporting Persons (each as listed in Schedule A) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or executive officer or person holding equivalent positions of the Reporting Persons is set forth in Schedule A hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule D is incorporated by reference in its entirety into this Item 3.

On March 20, 2017, Weichai America and the Issuer entered into that certain Share Purchase Agreement (the “Purchase Agreement”). In connection with the Purchase Agreement, Weichai America, the Issuer, Gary Winemaster and Kenneth Winemaster entered into that certain Shareholders Agreement, dated as of March 20, 2017 (the “Shareholders Agreement”), Weichai America and the Issuer entered into that certain Investor Rights Agreement, dated as of March 31, 2017 (“Investor Rights Agreement”), Weichai America, Gary Winemaster and Kenneth Winemaster entered into that certain Stock Pledge Agreement, dated as of March 31, 2017 (the “Stock Pledge Agreement”), and Weichai Power and the Issuer entered into that certain Strategic Collaboration Agreement, dated as of March 20, 2017 (the “Collaboration Agreement”).

On March 31, 2017 (the “Closing Date”), pursuant to the Purchase Agreement, the Issuer issued to Weichai America (i) 2,728,752 shares of Common Stock for an aggregate purchase price of $21,830,016, or $8.00 per share of Common Stock, (ii) 2,385,624 shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share, of the Issuer (“Series B Preferred Stock”) (automatically convertible into 4,771,248 shares of Common Stock upon the effectiveness of the Written Consent discussed below) for an aggregate purchase price of $38,169,984, or $16.00 per share of Series B Preferred Stock (reflecting an as converted price of $8.00 per share of Common Stock) and (iii) a stock purchase warrant exercisable for 4,055,709 shares of Common Stock, or such number of additional shares of Common Stock such that upon exercise Weichai America holds an aggregate number of shares of Common Stock equal to 51% of the Common Stock outstanding (the “2018 Warrant”).

The Purchase Agreement required the Issuer immediately after its execution to use reasonable best efforts to deliver an irrevocable stockholder written consent (the “Written Consent”) executed by Gary Winemaster and Kenneth Winemaster, the Issuer’s majority controlling stockholders (the “Founding Stockholders”), consenting to the adoption of resolutions approving the conversion of the Series B Preferred Stock into Common Stock, the issuance of Common Stock and/or Series B Preferred Stock upon the exercise of the 2018 Warrant and the Additional Warrant (as defined in Item 4 below), and the proxy, board representation and voting rights set forth in the Shareholders Agreement and the Investor Rights Agreement (collectively, the “Stockholder Proposal”). The Written Consent has been obtained and will not be effective until twenty days following the distribution of an information statement to the Issuer’s stockholders.

The source of the funds used to purchase the 2,728,752 shares of Common Stock and 2,385,624 shares of Series B Preferred Stock of the Issuer was through working capital of the Reporting Persons and proceeds from a $48 million term loan from ICBC (Europe) S.A. to Weichai America (the “Term Loan”).

The summary contained herein of the Purchase Agreement and the Term Loan is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Term Loan, copies of which are filed as Exhibit B and Exhibit I hereto, respectively, and which are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Persons acquired securities of the Issuer for investment purposes.

Series B Preferred Stock

On March 31, 2017, pursuant to the Purchase Agreement, the Issuer issued to Weichai America 2,385,624 shares of Series B Preferred Stock, with rights, preferences and designations set forth in a Certificate of Designation of Series B Convertible Perpetual Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on March 30, 2017.

Effective as of the close of business on the effectiveness of the approval of the Stockholder Proposals which include proposals to issue Common Stock upon conversion of the Series B Preferred Stock and exercise of the 2018 Warrant and the Additional Warrant for purposes of Nasdaq Listing Rule 5635 (the “Stockholder Approval Date”), each share of Series B Preferred Stock will automatically, without any action of the holder thereof, convert into a number of shares of Common Stock equal to the aggregate liquidation preference of such share of Series B Preferred Stock (but excluding any accrued but unpaid dividends, which shall be cancelled upon such conversion) divided by the conversion price then in effect. The Series B Preferred Stock is not otherwise convertible into shares of Common Stock.

The conversion price of the Series B Preferred Stock is initially equal to $8.00 per share of Common Stock (so each share of Series B Preferred Stock initially converts into two shares of Common Stock). The conversion price of the Series B Preferred Stock is subject to adjustment upon the occurrence of any of the following events: (i) the payment of distributions payable in Common Stock; (ii) the issuance to all holders of Common Stock of certain options, warrants or other rights entitling them to subscribe for or purchase Common Stock for a period expiring within 60 days from the date of issuance of such options, warrants or other rights at a price per share of Common Stock less than 100% of the market value on the date fixed for the determination of stockholders of the Issuer entitled to receive such options, warrants or other rights; (iii) subdivisions, splits or reclassifications of the Common Stock into a greater number of Common Stock; (iv) distributions to all holders of outstanding Common Stock, including evidences of indebtedness, assets or securities, but excluding any dividends or distributions of options, warrants or other rights referred to in (i) or (ii) above, dividends and distributions paid exclusively in cash; (v) dividends and distributions of capital stock or equity interests in connection with spin offs; and (vi) a tender or exchange offer that requires a payment in excess of the closing sales price for the Common Stock.

Prior to 180 days after the Closing Date (the “Accrual Date”), holders of the Series B Preferred Stock will participate equally and ratably with the holders of shares of Common Stock in all dividends on the shares of Common Stock on an as converted basis. Commencing on the Accrual Date, holders of Series B Preferred Stock shall be entitled to quarterly cumulative dividends and if declared will be payable quarterly in cash on January 15, April 15, July 15 and October 15 of each year at the annual rate of 10% of the $16.00 per share liquidation preference. Such dividends shall be declared and payable unless the Issuer is not permitted to declare or pay such dividend or incur such liability either (x) as a matter of law or (y) under the terms of the Issuer’s debt financing agreements. In the event any dividends on the Series B Preferred Stock are prohibited from being declared or paid by the Issuer, all deferred dividends shall be payable on the first dividend payment date when the Issuer is no longer being prohibited from doing so.

The Series B Preferred Stock contains limitations on the Issuer’s ability to pay distributions on its shares ranking, as to the payment of distributions or rights upon the Issuer’s liquidation, dissolution or winding up, on a parity with or junior to the Series B Preferred Stock, including the Common Stock, for any period unless all accrued and unpaid dividends all have been or contemporaneously are declared and paid, or are declared and a sum of cash sufficient for the payment thereof is set apart for such payment.

In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the holders of the Series B Preferred Stock will be entitled to receive out of the assets of the Issuer available for distribution to stockholders of the Issuer, before any distributions on the Common Stock or any other junior stock, an amount equal to the greater of the liquidation preference plus accrued and unpaid dividends, or the amount that would otherwise be payable on an as converted basis assuming the conversion of the Series B Preferred Stock into Common Stock.

If, upon the Issuer’s liquidation, winding-up or dissolution, the assets are insufficient to make the full payment due to holders of the Series B Preferred Stock, no distribution of assets shall be made on any junior stock, and no distribution shall be made in respect of any parity stock unless the Series B Preferred Stock shares ratably in any such distribution.

Upon the election of the holder, the Issuer is obligated to redeem the Series B Preferred Stock at any time after March 31, 2018, first anniversary of the Closing Date, an obligation that will be extinguished upon the automatic conversion of the Series B Preferred Stock into Common Stock on the Stockholder Approval Date.

Pursuant to the terms of the Purchase Agreement, the Issuer must ensure that the Stockholder Proposal is approved by way of written consent of the Issuer’s stockholders within one hundred eighty (180) days following the Closing Date. In the event that the Issuer is unable to obtain, as a matter of law, the approval of the Stockholder Proposal by written consent within one hundred eighty (180) days following Closing Date, at the request of Weichai America, the Issuer is required to immediately call and hold a meeting of its stockholders for the purpose of approving the Stockholder Proposal no less than once in each three (3)-month period beginning on the one hundred eightieth (180) days following Closing Date until the Stockholder Proposal has been duly approved.

The holders of Series B Preferred Stock do not have any voting rights, including the right to elect any directors, except for voting rights required by law or those explicitly provided in the Certificate of Designations, which solely include voting rights with respect to (i) any amendment of the Certificate of Incorporation if the amendment would alter or change the powers, preferences, privileges or rights of the holders with respect to Series B Preferred Stock so as to affect them adversely, (ii) issuances or any class of securities that would have parity with or be senior to the Series B Preferred Stock, or (iii) reclassifications of any authorized stock of the Issuer into any parity stock or senior stock, or any obligation or security convertible into or evidencing a right to purchase any senior stock.

The Warrants

On March 31, 2017, pursuant to the Purchase Agreement, the Issuer issued to Weichai America the 2018 Warrant, pursuant to which Weichai America (including any permitted transferee or assignee of the 2018 Warrant under the terms thereof) has the right to purchase from the Issuer, the sum of (a) 4,055,709 shares of Common Stock, and (b) any additional shares of Common Stock so that after the full and complete exercise of the 2018 Warrant (including the aggregate number of shares of Common Stock previously issued from time to time as a result of any partial exercise of the 2018 Warrant), Weichai America, together with all of its affiliates and all persons to which it or its affiliates have transferred any shares of Common Stock or Series B Preferred Stock acquired under the Purchase Agreement, hold an aggregate number of shares of Common Stock (assuming the conversion of Series B Preferred Stock into Common Stock as of such time of such exercise) equal to 51% of the Common Stock deemed outstanding on the date of final exercise of the Warrant in full, subject to adjustment as provided therein.

The 2018 Warrant will become exercisable for a three-month period commencing upon the 18 month anniversary of the Closing Date, provided, however, that the 2018 Warrant may become exercisable prior to such date to the extent that the Issuer is in default under certain of its debt obligations and the Issuer’s lenders accelerate such obligations. The 2018 Warrant will be exercisable at a price per share of Common Stock equal to 85% of the volume weighted average price of the Common Stock (“VWAP”) during the 20 consecutive trading day period preceding the date of exercise, or 50% of such preceding VWAP price if the Issuer is delisted from Nasdaq as of the 18 month anniversary of the Closing Date (and if the 2018 Warrant is exercised prior to such date, the exercise price shall be appropriately adjusted depending on whether the Issuer is or is not delisted from Nasdaq on such date). The 2018 Warrant exercise price is subject to further reduction pursuant to a formula that provides for such adjustment in case the Issuer’s 2017 adjusted EBITDA is less than $22,000,000 or its net book value per share as of December 31, 2016 is less than $8.00 (in each case as determined from the Issuer’s audited financial statements for such fiscal years), provided that the aggregate amount of such downward adjustments in the 2018 Warrant exercise price shall not exceed $15,000,000. If the Stockholder Proposal has not been approved prior to the exercise of the 2018 Warrant, the 2018 Warrant shall be exercisable for a number of shares of Series B Preferred Stock (instead of Common Stock) which are convertible into the number of shares of Common Stock for which the 2018 Warrant would otherwise be exercisable. In addition, if the Issuer is obligated to issue shares to resolve a specified dispute following the 18 month anniversary of the Closing Date, the Issuer will issue to Weichai America an additional Warrant (the “Additional Warrant”) to offset the dilutive effect of such issuance, and the terms of such Additional Warrant shall be similar to the terms of the 2018 Warrant.

Investor Rights Agreement

The Investor Rights Agreement provides Weichai America with representation on the Issuer’s board of directors (the “Board”) and management representation rights. On the Closing Date, the Issuer increased the size of its Board to seven and appointed two individuals designated by Weichai America to its Board, one of whom is serving as the chairman of the Board. Thereafter, the Rights Agreement requires the Issuer to nominate for election to the Board three individuals designated by Weichai America and use best efforts to cause their election in connection with each annual meeting of stockholders of the Issuer. Subject to applicable law and applicable stock exchange requirements, Weichai America shall have the right to designate at least three (3) directors, two (2) directors or one (1) director, respectively, for election to the Board for so long as it beneficially owns securities representing, in the aggregate, no less than 30%, 20%, and 10%, respectively, of the total outstanding Common Stock (calculated on a fully-diluted as-converted basis and excluding all Issuer securities issued pursuant to certain exceptions as provided therein). Upon the exercise of the 2018 Warrant in full, and so long as Weichai America beneficially owns at least 40% of the outstanding shares of Common Stock (calculated on a fully-diluted as-converted basis and excluding all Issuer securities issued pursuant to certain exceptions as provided therein), the Issuer shall cause the appointment to the Board of one additional individual designated by Weichai America, and Weichai America shall thereafter have the right to nominate for election four directors or any additional number of designees necessary to ensure that its designees constitute the majority of the directors serving on the Board. The Issuer also agreed in the Investor Rights Agreement, that during any period when the Issuer is a “controlled company” within the meaning of the NASDAQ Listing Rules, it will take such measures as to avail itself of the “controlled company” exemptions available to it under Rule 5615 of the Nasdaq Listing Rules of Rules 5605(b), (d) and (e).

Pursuant to the management representation rights contained in the Investor Rights Agreement, Weichai America has the right to appoint an individual to serve in a management role as a vice president of the Issuer (or such position with an equivalent role and title), and once appointed, such individual shall be primarily responsible for overseeing the collaboration between the Issuer and Weichai Power under the Collaboration Agreement. The Investor Rights Agreement also requires the Issuer to promptly inform and consult with Weichai America regarding the recruitment of the chief executive officer, chief financial officer, and chief operating officer of the Issuer, and provides Weichai America with the right to propose candidates for such positions.

Weichai America has certain governance rights under the Investor Rights Agreement. The Investor Rights Agreement requires the Issuer to provide notice and consult with Weichai America before taking any of the following actions: (a) creating, participating or terminating any partnership, joint venture, consortium or similar business arrangement, (b) approving the annual budget and business plan and material amendments thereof, (c) causing or permitting encumbrances except as contemplated in the approved annual budget plan, on assets with value not in excess of $500,000 or arising in the ordinary course of business under law, (d) appointing, removing or replacing any “C-suite level” executive and (e) approving, amending, modifying or terminating any employee equity incentive plans. Following consultation with Weichai America, the Issuer is permitted to take the foregoing actions if approved by a majority of the Board (including one director designated by Weichai America). The following actions require the approval of Weichai America or a director designated by Weichai America: (i) declaration of dividends and other distributions, (ii) the creation of any new class of equity security, the repurchase, redemption or retirement of equity securities and the amendment of the rights, preferences and privileges of any equity security and (iii) the increase or decrease in the size of the Board other than to increase the size to seven on the Closing Date as contemplated under the Purchase Agreement and the Investor Rights Agreement.

The Investor Rights Agreement also contains customary standstill restrictions which prohibit Weichai America, the Founding Stockholders and each of their respective affiliates from acquiring beneficial ownership of additional shares of Common Stock (excluding certain limited exceptions) or taking other specified actions with respect to the Issuer until the earlier of (a) three (3) years following Closing Date, (b) the date when Weichai exercises the 2018 Warrant in full, or (c) the occurrence of a change of control sale event, other than certain limited exceptions or with the consent of at least seventy-five percent (75%) of the members of the Board.

Weichai America also has certain registration rights with respect to the Common Stock for so long as it beneficially owns a number of Common Stock (including Common Stock issuable upon conversion of the Series B Preferred Stock) that, in aggregate, is equal to at least 5% of the Common Stock of the Issuer. These include demand registration right and piggyback registration rights. The Issuer is obligated to pay all registration expenses (other than underwriting discounts and selling commissions) in connection with any demand registration or piggyback registration.

The Investor Rights Agreement also provides Weichai America with preemptive rights pursuant to which Weichai America has a right to purchase a pro rata portion of any new issue of securities issued by the Issuer, including Common Stock (excluding certain excepted issuances).

Shareholders Agreement

Concurrent with the Purchase Agreement, the Issuer, Weichai America, and the Founding Stockholders entered into a Shareholders Agreement which requires, inter alia, the Founding Stockholders to refrain from revoking or seeking to revoke the Written Consent and to reject any other transaction, proposal, agreement or action which is made in opposition to the Stockholder Proposal or in competition or inconsistent with the Stockholder Proposal. The Shareholders Agreement prohibits the Founding Stockholders from voting on certain prescribed fundamental corporate matters unless previously agreed in writing by Weichai America and obligates the Founding Stockholders to not vote to remove any of the directors designated by Weichai America for election to the Board, or vote on any action to reduce or increase the size of the Board, and requires the Founding Stockholders to vote in favor of the individuals designated by Weichai America for election to the Board at any annual or special meeting of stockholders or in connection with any action by written consent in lieu of any such meeting. The Shareholders Agreement requires the Issuer to maintain a Nominating and Governance Committee comprised of a majority of independent directors. The Shareholders Agreement provides that the Nominating Committee shall have the exclusive authority to nominate directors other than those designated by Weichai America (pursuant to Weichai America’s rights under the Investor Rights Agreement) for election by the stockholders of the Issuer, but does not otherwise obligate Weichai America or the Founding Stockholders to vote in favor of or against the election of any such nominees. The Shareholders Agreement further provides that unless prohibited by applicable laws or stock exchange requirements, Weichai shall have the right to nominate all of the Weichai directors as non-independent directors.

The Shareholders Agreement contains a right of first refusal which obligates the Founding Stockholders prior to the transfer of any shares of Common Stock (or other equity securities of the Issuer), other than to certain prescribed permitted transferees and certain excepted transfers, to first offer to sell such securities to Weichai America in accordance with the procedures set forth in the agreement.

Stock Pledge Agreement

On March 31, 2017, the Founding Shareholders and Weichai America entered into the Stock Pledge Agreement pursuant to which the Founding Stockholders have pledged an aggregate of 4,180,545 shares of Common Stock beneficially owned by them in favor of Weichai America to secure the obligations of the Issuer to obtain stockholder approval of the Stockholder Proposals (whether by Written Consent or otherwise) on or before the first anniversary of the Closing Date. Under the Stock Pledge Agreement, Weichai America will either (A) obtain record ownership of such pledged shares of Common Stock and the voting power of additional 590,703 shares of Common Stock held by Founding Stockholders or (B) the voting power associated with such pledged shares of Common Stock effective, in each case if the Stockholder Proposals are not approved by the Issuer’s stockholders within one year following the Closing Date. The Stock Pledge Agreement, and the pledge by the Founding Stockholders of the shares of Common Stock thereunder, shall terminate upon the Shareholder Approval Date and the conversion of the Series B Preferred Stock into Common Stock.

Strategic Collaboration Agreement

In connection with the transactions contemplated under the Purchase Agreement, on March 20, 2017, the Issuer and Weichai Power entered into the Collaboration Agreement. Among other things, the Collaboration Agreement establishes a joint steering committee, permits Weichai Power to second a limited number of technical, marketing, sales, procurement and financing personnel to work with the Issuer and establishes the parameters for several collaboration projects, including with respect to Stationary National Gas Application and Weichai Diesel Engines. The Collaboration Agreement provides for the joint steering committee to create various sub-committees with operating roles and otherwise specifies the treatment of intellectual property of parties prior to the collaboration and the intellectual property developed in the collaboration. The Collaboration Agreement has a term of three years.

The foregoing descriptions of the Purchase Agreement, the Certificate of Designations, the 2018 Warrant, the Investor Rights Agreement, the Shareholders Agreement, the Stock Pledge Agreement and the Collaboration Agreement, and the transactions contemplated thereby, are not intended to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Certificate of Designations, the Investor Rights Agreement, the Shareholders Agreement, Stock Pledge Agreement and the Collaboration Agreement, copies of which are filed as Exhibit B, C, D, E, F and G hereto, respectively, and which are incorporated herein by reference.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the terms of the Purchase Agreement, the 2018 Warrant and the Investors Rights Agreement, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law and the terms of the Purchase Agreement, the 2018 Warrant and the Additional Warrant, any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the actions specified in clauses 4(a) – (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a), (b) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares					Percent of Class (2)
Reporting Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole	Shared(1)	Sole	Shared(1)
Weichai America	2,728,752	0	2,728,752	0	2,728,752	19.99%
Weichai Power	2,728,752	0	2,728,752	0	2,728,752	19.99%
SHIG	2,728,752	0	2,728,752	0	2,728,752	19.99%
Total(3) (all Reporting Persons)	2,728,752	0	2,728,752	0	2,728,752	19.99%

1	Weichai America is the direct and record owner of 2,728,752 shares of Common Stock and shares the power to vote and the power to dispose of all of such shares of Common Stock with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai America’s parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power’s board of directors.
2

The foregoing percentages are calculated in accordance with the 10,921,834 outstanding shares of Common Stock as of March 20, 2017, as disclosed by the Issuer in the Purchase Agreement, plus 2,728,752 shares of Common Stock issued to Weichai America Corp. on March 31, 2017 pursuant to the Purchase Agreement, excluding, for each respective Reporting Person, shares of Common Stock that may be issuable in respect of 2,385,624 shares of Series B Preferred Stock of the Issuer directly held by Weichai America and shares of Common Stock issuable upon the exercise of the 2018 Warrants. The Series B Preferred Stock will convert automatically into shares of Common Stock upon the Issuer’s stockholders approving the Stockholder Proposals, but are not otherwise convertible into shares of Common Stock, and Series B Preferred Stock does not entitle the holder thereof to exercise any voting rights with respect to the underlying shares of Common Stock issuable upon conversion. The 2018 Warrants are not exercisable for Common Stock until after 18 month anniversary of the Closing Date unless an only to the extent that, prior to such time, the Issuer is in default under certain of its debt obligations and the Issuer’s lenders accelerate such obligations.
3	The Reporting Persons disclaim membership in a group.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A; has effected any transactions in the Common Stock during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule D is incorporated by reference in its entirety into this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on April 5, 2017, a copy of which is attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Except as referenced above or as described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of April 7, 2017 by and among Weichai America Corp., Weichai Power Co., Ltd. and Shandong Heavy Industry Group Co., Ltd.

Exhibit B	The Share Purchase Agreement, dated as of March 20, 2017, by and between Power Solutions International, Inc. and Weichai America Corp.

Exhibit C	Certificate of Designations of Series B Convertible Perpetual Preferred Stock of Power Solutions International, Inc. pursuant to Section 151 of the General Corporation Law of the State of Delaware dated March 30, 2017.

Exhibit D	The warrant to purchase shares of Power Solutions International, Inc. dated March 31, 2017.

Exhibit E	The Investors Rights Agreement, dated as of March 31, 2017, by and among Power Solutions International, Inc. and Weichai America Corp.

Exhibit F	The Shareholders Agreement, dated as of March 20, 2017, by and among Power Solutions International, Inc., Weichai America Corp., Gary Winemaster and Ken Winemaster.

Exhibit G	The Stock Pledge Agreement, dated as of March 31, 2017, by and among Gary Winemaster, Ken Winemaster and Weichai America Corp.

Exhibit H	The Strategic Collaboration Agreement, dated as of March 20, 2017, by and between Power Solutions International, Inc. and Weichai Power Co., Ltd.

Exhibit I	English Translation of Loan Contract, dated as of March 21, 2017, by and between ICBC (Europe) S.A. Brussels Branch and Weichai America Corp.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2017

Weichai America Corp.

By:	/s/ Huisheng Liu
Name:	Huisheng Liu
Title:	Chairman

Weichai Power Co., Ltd.

By:	/s/ Sun Shaojun
Name:	Sun Shaojun
Title:	Executive President

Shandong Heavy Industry Group Co., Ltd.

By:	/s/ Jiang Kui
Name:	Jiang Kui
Title:	President

SCHEDULE A

Executive Officers, Directors and Control Persons of the Reporting Persons

The following are each of the executive officers and directors or person holding equivalent positions of Weichai America Corp. and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is 3100 Golf Road, Rolling Meadows, IL, 60008.

Name	Principal Occupation	Citizenship
Board of Directors
Zhang Quan	Director	PRC
Liu Huisheng	Director/Chief Executive Officer	PRC
Hu Haoran	Director/Vice President/Chief Tech Officer	United States
Tong Dehui	Director	PRC
Wu Guogang	Director	PRC
Tan Zhichao	Director/Vice President	United States
Executive Management
Houman Kashanipour	President	United States
Lin Qing	Chief Financial Officer	United States
William Shen	Director of Business Integration	United States

The following are each of the executive officers and directors or person holding equivalent positions of Weichai Power Co., Ltd. and their respective principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is Section A 197, Fu Shou East Street, High Technology Industrial Development Zone, Weifang, Shandong Province, The People’s Republic of China, 261061.

Name	Principal Occupation	Citizenship
Board of Directors
Tan Xuguang	Chairman and Chief Executive Director	PRC
Zhang Quan	Executive Director and Executive President	PRC
Xu Xinyu	Executive Director and Executive President	PRC
Sun Shaojun	Executive Director and Executive President	PRC
Wang Yuepu	Non-Executive Director	PRC
Jiang Kui	Non-Executive Director	PRC
Gordon Riske	Non-Executive Director	United States/Germany
Loh Yih	Independent Non-executive Director	Singapore
Zhang Zhong	Independent Non-executive Director	PRC
Wang Gongyong	Independent Non-executive Director	PRC
Ning Xiangdong	Independent Non-executive Director	PRC

Executive Management
Li Daikai	Executive President	PRC
Dai Lixin	Vice President, Secretary to the Board and Director of Securities and Capital Operation Department	PRC
Kwong Kwan Tong	Chief Financial Officer, Company Secretary and Authorised Representative	PRC
Feng Gang	Vice President	PRC
Tong Dehui	Vice President and Deputy Chief Engineer	PRC
Zhou Chongyi	Vice President and the director of the Shanghai R&D Centre	PRC
Li Shaohua	Vice President	PRC
Ren Bingbing	Vice President	PRC
Ding Yingdong	Vice President	PRC
Hu Haoyan	Vice President	United States
Zhang Jiyuan	Vice President	PRC

The following are each of the executive officers and directors or person holding equivalent positions of Shandong Heavy Industry Group Co., Ltd. and their principal occupation or employment and citizenship. Unless otherwise indicated, the principal business address of each of the individuals listed below is #40-1 Yanzi Shan West Road, Jinan, Shandong, The People’s Republic of China, 250014.

Name	Principal Occupation	Citizenship
Board of Directors
Tan Xuguang	Chairman of the Board	PRC
Jiang Li	Director	PRC
Wang Zaixin	Director	PRC
Wang Tao	Director/ Secretary to the Board	PRC
Yin Ke	Director	PRC
Ding Huiping	Director	PRC
Wan Luyu	Director	PRC
Ning Xiangdong	Director	PRC
Executive Management
Jiang Kui	President, General Manager	PRC
Liu Huisheng	Deputy General Manager	PRC
Xie Shumin	Deputy General Manager	PRC
Xu Zichun	Deputy General Manager	PRC
Shen Chuandong	Deputy General Manager/Chief Financial Officer	PRC

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, dated as of April 7, 2017 by and among Weichai America Corp., Weichai Power Co., Ltd. and Shandong Heavy Industry Group Co., Ltd.

Exhibit B	The Share Purchase Agreement, dated as of March 20, 2017, by and between Power Solutions International, Inc. and Weichai America Corp.

Exhibit C	Certificate of Designations of Series B Convertible Perpetual Preferred Stock of Power Solutions International, Inc. pursuant to Section 151 of the General Corporation Law of the State of Delaware dated March 30, 2017.

Exhibit D	The warrant to purchase shares of Power Solutions International, Inc. dated March 31, 2017.

Exhibit E	The Investors Rights Agreement, dated as of March 31, 2017, by and between Power Solutions International, Inc. and Weichai America Corp.

Exhibit F	The Shareholders Agreement, dated as of March 20, 2017, by and among Power Solutions International, Inc., Weichai America Corp., Gary Winemaster and Ken Winemaster.

Exhibit G	The Stock Pledge Agreement, dated as of March 31, 2017, by and among Gary Winemaster, Ken Winemaster and Weichai America Corp.

Exhibit H	The Strategic Collaboration Agreement, dated as of March 20, 2017, by and among Power Solutions International, Inc. and Weichai Power Co., Ltd.

Exhibit I	English Translation of Loan Contract, dated as of March 21, 2017, by and between ICBC (Europe) S.A. Brussels Branch and Weichai America Corp.